July 31, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Extended Stay America, Inc. and ESH Hospitality, Inc. have made disclosure pursuant to such provisions in their combined quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, which was filed with the U.S. Securities and Exchange Commission on July 31, 2014. Extended Stay America, Inc. and ESH Hospitality, Inc. made such disclosure based on information provided by other companies that may be considered affiliates of Extended Stay America, Inc. and ESH Hospitality, Inc., and not because of any conduct by Extended Stay America, Inc. or ESH Hospitality, Inc.

Very truly yours,

EXTENDED STAY AMERICA, INC.

By:
Name:	Ross W. McCanless
Title:	Chief Legal Officer and General Counsel

ESH HOSPITALITY, INC.

By:
Name:	Ross W. McCanless
Title:	Chief Legal Officer